OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

The Chalone Wine Group, Ltd.

(Name of Issuer)

Common Stock (no par value)

(Title of Class of Securities)

157639105

(Cusip Number)

Jeffrey Newman, Esq.
Farella Braun + Martel LLP
235 Montgomery Street
San Francisco, CA 94104
(415) 954-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 16, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 157639105	13D

1.	Name of Reporting Person: Huneeus Vintners LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 5,556,103(1)

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 5,556,103(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,556,103(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 46.0%(1)

14.	Type of Reporting Person (See Instructions): OO(2)

(1)	See Items 2 and 5 this Schedule 13D.

(2)	The Reporting Person is organized under the laws of Delaware as a limited liability company.

Item 1. Security and Issuer.

     This Schedule 13D relates to the common stock, no par value (the “Common Stock”) of The Chalone Wine Group, Ltd., a California corporation (the “Issuer”). The address of the Issuer’s principal executive office is 621 Airpark Road, Napa, California 94585-6272.

Item 2. Identity and Background.

Reporting Person

     This Schedule 13D is filed by Huneeus Vintners LLC, a Delaware limited liability company (the “Reporting Person”). The address of the principal business and principal office of the Reporting Person is 1601 Silverado Trail, Napa, California 94574. The Reporting Person owns and operates vineyards and produces, distributes and sells premium, super premium and ultra premium wines.

     As a result of entering into the Commitment Letter (as defined below), the Reporting Person may be deemed to have formed a “group” with each of Les Domaines Barons de Rothschild (Lafite) (“DBR”), Constellation Brands, Inc. (“CBI”) and/or certain affiliates of each of such parties (such parties together, excluding the Reporting Person, the “Other Parties”, and the Other Parties together with the Reporting Person, the “Parties”) for purposes of Section 13(d) of the Exchange Act, as amended (the “Exchange Act”), and Rule 13d thereunder. See Item 5 of this Schedule 13D.

     During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Reporting Person Members

     The Reporting Person is comprised of the following individuals who hold an ownership interest in the Reporting Person, and who are “members” of the Reporting Person: Agustin Huneeus, Valeria Huneeus, Agustin Francisco Huneeus and Alexandra Huneeus (each, a “Reporting Person Member”, and together, the “Reporting Person Members”). Pursuant to the Amended and Restated Operating Agreement of the Reporting Person, Agustin Huneeus is the Manager of the Reporting Person, and in such capacity Agustin Huneeus is primarily responsible for the the day to day management and operations of the Reporting Person.

     The present occupation, and the name, business and address of the organization in which employment is conducted with respect to each Reporting Person Member, if applicable, has been provided in the table below:

Reporting Person Member
Name	Occupation		Employer Information
Agustin Huneeus	Manager		Huneeus Vintners LLC*
Valeria Huneeus	*	*	*	*
Agustin Francisco Huneeus	*	*	*	*
Alexandra Huneeus	*	*	*	*

*	Information is the same as that provided for the Reporting Person.

**	Information for such Reporting Person Member is not applicable with respect to such Reporting Person Member.

     During the last five years, no Reporting Person Member has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     Each Reporting Person Member is a citizen of the United States.

     The Exchange Act rules and general instructions to Schedule 13D require certain disclosure in this Schedule 13D with respect to the Reporting Person Members. It is the express intent of the Reporting Person and each of the Reporting Person Members that, to the extent any disclosure hereafter is required with respect to any Reporting Person Member, where applicable, all disclosure hereafter provided with respect to the Reporting Person shall in addition represent the applicable disclosure required with respect to each Reporting Person Member. Notwithstanding the foregoing, each Reporting Person Member hereby expressly declares that neither the filing of this Schedule 13D nor any of the information provided herein shall be construed as an admission by any Reporting Person Member that it (a) has formed a “group” for purposes of Section 13(d) of the Exchange Act and Rule 13d thereunder; or (b) is a member of such a “group” with the Parties.

Other Parties

     Information with respect to the beneficial ownership of Common Stock of the Issuer by DBR and CBI and related information should be contained in Schedules 13D, filed by each of DBR and CBI. Item 2 of the Schedules 13D of each of DBR and CBI is referred to insofar as it may contain information as to the identity and background of CBI and DBR and persons related to them. The Reporting Person has no responsibility for the accuracy or completeness of any information given with respect to any other person or entity, including, without limitation, CBI and DBR. Any disclosure made herein with respect to any person or entity other than the Reporting Person are made on information and belief.

Item 3. Source and Amount of Funds or Other Consideration.

     See information provided in Item 4 of this Schedule 13D.

Item 4. Purpose of Transaction.

     The Reporting Person has made a proposal to the board of directors of the Issuer on May 17, 2004, as described in the Offer Letter attached hereto as Exhibit 1 (the “Offer Letter”), with respect to a business combination transaction between the Reporting Person, CBI and DBR (collectively, the “Parties”). Pursuant to the proposal, a newly formed Delaware corporation (“Holdco”) would be incorporated by DBR, to which DBR will transfer all of its shares of Common Stock (including any shares of Common Stock DBR may receive upon conversion of the 9% convertible subordinated promissory note due August 21, 2004 issued from the Issuer to DBR (the “DBR Shares”)). The proposal contemplates that Holdco enter into a merger agreement (the “Merger Agreement”) with and merge with and into the Issuer, pursuant to which each outstanding share of Common Stock, other than the DBR Shares (which would be cancelled), would be converted into $9.25 in cash (such merger and acquisition of shares of Common Stock, the “Merger”). The material terms of the Merger Agreement will require the approval of each of the Parties.

     Immediately upon the consummation of the Merger, DBR has proposed to cause the Issuer to contribute substantially all of its assets and liabilities to a joint venture created by the Parties (the “JV”). It is proposed that DBR will enter into a business arrangement with the JV to develop the first estate in Napa Valley to produce wine under its guidance. In addition, the JV intends to offer a wine benefits program as described in Annex G to Exhibit 2 to this Schedule 13D.

     The proposal is subject to the conduct and completion of a due diligence investigation customary for a transaction of this type, the execution and delivery of definitive agreements with respect to the JV and the execution of a definitive merger agreement satisfactory to a special committee of independent directors of the board of directors of the Issuer and each of Parties.

     In addition, the Parties have entered into an agreement dated May 16, 2004 (the “Commitment Letter”), which is attached as Exhibit 2 to this Schedule 13D. The Commitment Letter provides that (a) DBR will incorporate Holdco and contribute to it $10 million in cash and the DBR Shares; (ii) the JV will loan to Holdco an amount equal to the difference between the aggregate cash amount to be paid in exchange for the outstanding publicly held shares of Common Stock of the Issuer (other than the DBR Shares) in the Merger, the source of funds for such loan to be $54 million in cash contributed by CBI; and (c) DBR will make a proposal to the board of directors of the Issuer pursuant to the Offer Letter (such transactions, together with the Merger, the “Transactions”). The obligations of Holdco under the Merger Agreement will be jointly and severally guaranteed by the Parties.

     Pursuant to the Commitment Letter, (a) CBI will establish the JV as a Delaware limited liability company and CBI and the Reporting Person will enter into governance and other agreements relating to the JV on the terms set forth in Annex A thereto; (b) CBI and the Reporting Person will contribute cash, assets and liabilities to the JV (including debt amounting to no more than $18.5 million to be contributed by the Reporting Person) and DBR will, immediately upon consummation of the Merger, cause the Issuer to contribute substantially all of its assets and liabilities to the JV, all as set forth in Annex B thereto, in exchange for ownership interests in the JV; (c) the Parties will appoint Agustin Francisco Huneeus as chief executive officer of the JV and establish a management incentive plan on the terms set forth in Annex C thereto; (d) the Parties will cause the JV to enter into certain other business arrangements with CBI on the terms set forth in Annex D thereto; and (e) DBR will enter into an arrangement with the JV to develop the first estate in Napa Valley to produce wine under its guidance on the terms set forth in Annex E thereto. The Parties have valued the assets to be contributed by each of them, including cash contributions, at $[81.200] million for CBI, $[68.000] million for the Reporting Person and $[61.372] million for DBR, resulting in equity percentages (the “Equity Percentages”) of [38.6]% for CBI, [32.3]% for the Reporting Person and [29.1]% for DBR.

     The obligations of the Parties pursuant to the Commitment Letter are subject to: (a) the execution and delivery of definitive agreements satisfactory to each of the Parties and the execution of a definitive merger agreement satisfactory to a special committee of the board of directors of the Issuer; (b) successful consummation of the Merger; (c) due diligence on the Issuer and the assets and liabilities to be contributed by CBI and the Reporting Person; and (d) the obtaining of all requisite consents and antitrust law approvals.

     The Parties have committed that none of them will take any action or enter into any agreement inconsistent with the terms of the Commitment Letter during a period of four (4) months from the date thereof (the “Commitment Period”). During the Commitment Period, each of the Parties will act exclusively with the others with respect to the Merger and the Transactions and will use reasonable efforts to cause the Merger and the Transactions to be consummated as contemplated.

     DBR has further agreed that, during the Commitment Period, it will not (a) at any shareholders meeting of the Issuer, vote for any transactions proposed by a third party that would result in such third party owning more than 50% of the shares of Common Stock of the Issuer or its successor or a transaction involving a sale of substantially all the assets of the Issuer (a “Competing Transaction”); (b) solicit any third party to propose a Competing Transaction or discuss any such proposal with any third party; or (c) sell the DBR Shares to any third party other than an affiliate of DBR. If DBR breaches any of these commitments, it will immediately reimburse the Reporting Person its documented reasonable expenses incurred in connection with the Transactions. DBR has agreed to enter into a voting agreement upon the execution of the Merger Agreement whereby it will agree for a period commencing upon the date of the Merger Agreement and ending on the termination of the Merger Agreement according to its terms (x) not to sell or otherwise transfer the DBR Shares; (y) not to solicit proposals for Competing Transactions or enter into discussions with any third party with respect to a Competing Transaction; and (z) to vote the DBR Shares at a shareholders meeting of the Issuer in favor of the transactions proposed by the Merger Agreement and against any Competing Transaction.

     In the event that at any time within a period of six (6) months following the date of the Merger Agreement the Issuer enters into a definitive agreement for a Competing Transaction at a price per share higher than $7.80 (the “Reference Share Price”) DBR will (whether or not the Competing Transaction is consummated within such six month period) within seven (7) days of receipt of any amounts paid to it pursuant to the Competing Transaction, pay each of CBI and the Reporting Person an amount equal to one-third of the difference between the aggregate consideration received by DBR pursuant to such Competing Transaction and an amount equal to the Reference Share Price multiplied by the number of DBR Shares. In addition, DBR has agreed that in any circumstance in which the Issuer is obligated to pay a break-up fee upon termination of and pursuant to the terms of the Merger Agreement as a result of the Issuer entering into a Competing Transaction, such fee will be paid to and shared equally by CBI and the Reporting Person. The Parties have agreed that the commitments and understandings of DBR under the arrangements described in this paragraph will not restrict any actions taken by any director of the Issuer who is an employee of or affiliated with DBR in furtherance of such person’s fiduciary obligations.

     Any proposed change to the material terms of the proposals or transactions set forth in the Commitment Letter and the definitive agreements contemplated thereunder (including the terms set forth in the Annexes thereto) will be subject to the unanimous approval of the Parties.

     The Parties have also agreed that each Party will severally, but not jointly, indemnify and hold harmless each other Party against (a) JV Losses (as defined below) incurred by a Party (whether or not such JV Losses are occasioned by the acts or failures to act of the such Party) in an amount that is proportionate to the indemnifying Party’s prospective Equity Percentage in the JV; and (b) Other Losses (as defined below) arising out of the conduct, omission or statement of such Party. For purposes of this paragraph, (x) the term “JV Losses” means any Losses (as defined in the Commitment Letter), but only insofar as such Losses arise out of or are based upon the Commitment Letter or the making of a proposal with respect to the Merger by the Parties to the board of directors of the Issuer, or the consummation of the transactions (including the Merger) contemplated by the Commitment Letter; provided, however, that JV Losses shall not include Losses arising out of or based upon conduct, omissions or statements described in any of the clauses (i) through (v) in the definition of “Other Losses”; and (y) the term “Other Losses” means any Losses incurred by a Party which at any time arise out of or are based upon (i) actions or discussions by another Party inconsistent with the course of conduct or direction approved or consented to by the Parties; (ii) the failure of another Party to file, or timely file, any forms, reports, statements or other documents required to be filed with the Securities and Exchange Commission (as applicable, an “SEC Report”); (iii) any untrue statement or alleged untrue statement or omission or alleged omission contained in an SEC Report of another Party, which statement or omission originated from such Party; (iv) any act or omission by such Party which would constitute fraud, gross negligence or willful misconduct by another Party; or (v) the violation of any obligation of such Party under any agreement relating to the transactions described in the Commitment Letter.

     The Parties also agreed to the apportionment of legal and other costs of the contemplated transactions.

     The Parties’ commitments in the Commitment Letter, other than those related to indemnifications and expenses, will expire on September 15, 2004 if no Merger Agreement has been entered into prior to that date.

Item 5. Interest in Securities of the Issuer.

     The Reporting Person may be deemed to have formed a “group” within the meaning of Rule 13d under the Exchange Act by virtue of having entered into the Commitment Letter. As a result, the Reporting Person may be deemed to jointly be the beneficial owner of the shares of Common Stock owned by the Other Parties. Based on information provided to the Reporting Person by DBR, DBR owns 5,556,103 shares of Common Stock, representing approximately 46.0% of the outstanding Common Stock. Based on information provided to Reporting Person by CBI, CBI owns no shares of Common Stock. As a result, and to the knowledge of the Reporting Person, the Parties (consisting of CBI, DBR and the Reporting Person) may be deemed to jointly be the beneficial owner of an aggregate of 5,556,103 shares of Common Stock, representing approximately 46.0% of the total number of shares of Common Stock.

     The Reporting Person is not entitled to any rights as a shareholder of the Issuer with respect to the Common Stock of the Issuer owned by the Other Parties, and expressly disclaims that it has any beneficial ownership interest in any shares of Common Stock of the Issuer beneficially owned by either of the Other Parties.

     The Reporting Person is filing this statement individually pursuant to Rule 13d under the Exchange Act and does not know or have reason to know any information concerning either of the Other Parties other than the information set forth in the Commitment Letter or directly provided to the Reporting Person by either of the Other Parties.

     The Reporting Person does not have the sole power to vote or to direct the vote nor the sole power to dispose or to direct the disposition of any shares of Common Stock of the Issuer. The Reporting Person may be considered to share the power to vote or to direct the vote, or share the power to dispose or to direct the disposition of shares of Common Stock of the Issuer directly or beneficially owned by DBR and CBI.

     The Reporting Person has not effected any transactions in the Common Stock of the Issuer during the past 60 days. All transactions effected by DBR and CBI during the past 60 days should be contained in Schedules 13D, as amended (as applicable), filed by each of DBR and CBI. The Reporting Person has no responsibility for the accuracy or completeness of any information given with respect to any other person or entity, including, without limitation, CBI and DBR. Any disclosure made herein with respect to any person or entity other than the Reporting Person are made on information and belief.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Except as described in Items 1 though 7 of this Schedule 13D, to the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the Reporting Person and any other person with respect to the Common Stock or any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

No.	Exhibit	Location
1.	Offer Letter presented by Les Domaines Barons de Rothschild (Lafite) to the board of directors of The Chalone Wine Group, Ltd. on May 17, 2004	Filed herewith
2.	Commitment Letter dated May 16, 2004 entered into by Huneeus Vintners LLC, Les Domaines Barons de Rothschild (Lafite) and Constellation Brands, Inc.	Filed herewith

SIGNATURES

     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

     Dated: May 17, 2004

HUNEEUS VINTNERS LLC

By:	/s/ Agustin Huneeus

	Name:	Agustin Huneeus
	Title:	Manager